EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
June 30, 2017

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		June 30, 2017	December 31, 2016
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	199,397	84,013
Marketable securities	4	733,020	308,401
Trade and other receivables		12,599	9,599
Merchant cash advances receivable, net	5	32,839	11,896
Other current assets		16,382	8,989
		994,237	422,898
Long-term assets
Property and equipment, net		44,235	45,719
Intangible assets, net	12	18,444	6,437
Goodwill	6	20,317	15,504
		82,996	67,660
Total assets		1,077,233	490,558
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		57,118	45,057
Current portion of deferred revenue		25,771	20,164
Current portion of lease incentives		1,354	1,311
		84,243	66,532
Long-term liabilities
Deferred revenue		1,125	922
Lease incentives		12,728	12,628
Deferred tax liability	12	1,693	—
		15,546	13,550
Commitments and contingencies	8
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 85,404,395 and 77,030,952 issued and outstanding; unlimited Class B multiple voting shares authorized, 13,122,943 and 12,374,528 issued and outstanding	9	1,051,490	468,494
Additional paid-in capital		32,541	27,009
Accumulated other comprehensive income (loss)	10	4,250	(1,818)
Accumulated deficit		(110,837)	(83,209)
Total shareholders’ equity		977,444	410,476
Total liabilities and shareholders’ equity		1,077,233	490,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended		Six months ended
		June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	Note	$	$	$	$
Revenues
Subscription solutions		71,598	43,674	133,678	82,380
Merchant solutions		80,057	42,973	145,356	76,989
		151,655	86,647	279,034	159,369
Cost of revenues
Subscription solutions		13,688	9,098	25,942	17,330
Merchant solutions		51,127	30,026	94,011	54,431
		64,815	39,124	119,953	71,761
Gross profit		86,840	47,523	159,081	87,608
Operating expenses
Sales and marketing		54,872	29,413	100,206	57,421
Research and development		32,714	16,732	59,308	30,402
General and administrative		15,161	10,037	29,935	18,156
Total operating expenses		102,747	56,182	189,449	105,979
Loss from operations		(15,907)	(8,659)	(30,368)	(18,371)
Other income
Interest income, net		1,435	231	2,150	434
Foreign exchange gain (loss)		442	(11)	590	569
		1,877	220	2,740	1,003
Net loss		(14,030)	(8,439)	(27,628)	(17,368)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	10	4,631	(80)	6,068	141
Comprehensive loss		(9,399)	(8,519)	(21,560)	(17,227)

Basic and diluted net loss per share attributable to shareholders	11	$(0.15)	$(0.10)	$(0.30)	$(0.21)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	11	94,290,538	81,349,248	92,277,895	80,918,872

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
	Shares	Amount $
As at December 31, 2015	80,089,858	231,452	11,719	—	(47,854)	195,317
Exercise of stock options	1,652,012	4,021	(2,189)	—	—	1,832
Stock-based compensation	—	—	8,657	—	—	8,657
Vesting of restricted shares	41,347	172	—	—	—	172
Net loss and comprehensive loss for the period	—	—	—	141	(17,368)	(17,227)
As at June 30, 2016	81,783,217	235,645	18,187	141	(65,222)	188,751

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Shares	Amount $
As at December 31, 2016	89,405,480	468,494	27,009	(1,818)	(83,209)	410,476
Exercise of stock options	2,365,894	12,040	(5,108)	—	—	6,932
Stock-based compensation	—	—	21,539	—	—	21,539
Vesting of restricted share units	430,964	10,899	(10,899)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $15,518	6,325,000	560,057	—	—	—	560,057
Net loss and comprehensive loss for the period	—	—	—	6,068	(27,628)	(21,560)
As at June 30, 2017	98,527,338	1,051,490	32,541	4,250	(110,837)	977,444

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Six months ended
		June 30, 2017	June 30, 2016
	Note	$	$
Cash flows from operating activities
Net loss for the period		(27,628)	(17,368)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation		9,887	5,834
Stock-based compensation		20,808	8,375
Provision for uncollectible receivables related to merchant cash advances		1,922	441
Vesting of restricted shares		—	172
Unrealized foreign exchange gain		(901)	(1,161)
Changes in operating assets and liabilities:
Trade and other receivables		(2,978)	1,779
Merchant cash advances receivable		(22,865)	(4,494)
Other current assets		348	(787)
Accounts payable and accrued liabilities		10,595	8,020
Deferred revenue		5,810	3,913
Lease incentives		143	1,481
Net cash provided by (used in) operating activities		(4,859)	6,205
Cash flows from investing activities
Purchase of marketable securities		(638,212)	(81,393)
Maturity of marketable securities		213,609	49,457
Acquisitions of property and equipment		(5,290)	(10,057)
Acquisitions of intangible assets		(2,024)	(1,256)
Acquisition of businesses, net of cash acquired	12	(15,718)	(7,969)
Net cash provided by (used in) investing activities		(447,635)	(51,218)
Cash flows from financing activities
Proceeds from the exercise of stock options		6,932	1,832
Proceeds from public offering, net of issuance costs	1	560,057	—
Net cash provided by financing activities		566,989	1,832
Effect of foreign exchange on cash and cash equivalents		889	1,251
Net increase (decrease) in cash and cash equivalents		115,384	(41,930)
Cash and cash equivalents – Beginning of Period		84,013	110,070
Cash and cash equivalents – End of Period		199,397	68,140

Non-cash investing activities:
Acquired property and equipment remaining unpaid		970	1,099
Capitalized stock-based compensation		731	282

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. The Company’s mission is to make commerce better for everyone. The Company provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Using a single interface, the Company’s merchants can design, set up and manage their business across multiple sales channels, including web and mobile storefronts, social media storefronts, marketplaces and physical retail locations. The Company’s platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting. The Company’s platform is engineered to enterprise-level standards and functionality while being designed for simplicity.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

Public Offerings

In May 2017, the Company completed a public offering, in which it issued and sold 5,500,000 Class A subordinate voting shares at a public offering price of $91.00 per share. Subsequently, in June 2017, the Company issued and sold 825,000 Class A subordinate voting shares at the same price as a result of the underwriters' exercise of their over-allotment option. The Company received total net proceeds of $560,057 after deducting underwriting discounts and commissions of $14,390 and other offering expenses of $1,128.

2.	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2016. The unaudited condensed consolidated balance sheet at December 31, 2016 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the three and six months ended June 30, 2017 are not necessarily indicative of the results expected for the full fiscal year.

3.	Significant Accounting Policies

Except as described below, there have been no material changes to the Company’s significant accounting policies during the three and six months ended June 30, 2017, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2016.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that are subject to estimation and assumptions include: estimates related to refundable tax credits; provision for uncollectable receivables related to merchant cash advances and chargebacks on Shopify Payments transactions that are unrecoverable from merchants; recoverability of deferred tax assets; fair values of assets and liabilities acquired in business combinations; fair value of acquired intangible assets; capitalization of software development costs; estimated useful lives of property and equipment and intangible assets; estimates relating to the recoverability of lease inducements; and assumptions used when employing the Black-Scholes valuation model to estimate the fair value of shares and stock-based awards. Actual results may differ from the estimates made by management.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large Canadian and United States banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by complying with its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade receivables and merchant cash advances receivable. Trade, merchant cash advances and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Interest Rate Risk

Certain of the Company’s cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian Dollar ("CAD") and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company may use foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

Accounting Pronouncements Adopted in the Period

Effective January 1, 2017, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-09 "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", which simplifies the accounting for stock based compensation, including forfeitures and the classification of employee taxes paid on the statement of cash flows. Upon adoption, the Company elected not to change its policy on accounting for forfeitures and will continue to estimate a requisite forfeiture rate. Additional amendments under this ASU, such as the related accounting for income taxes, the minimum statutory withholding tax requirements and the classification in the statement of cash flows had no impact on the Company's consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This update clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The update also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients”, which provides clarification on how to assess collectability, present sales taxes, treat non-cash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. All accounting standard updates become effective for reporting periods beginning after December 15, 2017. Early adoption is permitted starting January 1, 2017. The Company continues to assess the impact of the adoption of this new revenue standard on the consolidated financial statements and related disclosures, but believes that as a result of adoption, the Company may be required to capitalize sales commissions and expense on a straight-line basis over the term of identifiable contracts. The Company will also need to provide expanded disclosures relating to the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The Company is also assessing any financial reporting system changes and related controls that would be necessary to implement the new revenue standard. The Company anticipates adopting the standard effective January 1, 2018 using the full retrospective approach.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases", which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. A modified retrospective transition approach is required for operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company believes that this standard will have a material impact on its consolidated balance sheets and continues to assess the impact that adoption of this standard will have on the statement of operations and comprehensive loss.

In January 2017, the Financial Accounting Standards Board issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment", which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. The standard is effective for annual periods beginning after December 15, 2019 including interim periods within those periods and should be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

4.	Financial Instruments

As at June 30, 2017, the Company’s financial instruments, measured at fair value on a recurring basis, were as follows:

	Fair Value Measurements Using
	Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
US federal bonds	20,173	—	—
Corporate bonds and commercial paper	—	67,129	—
Marketable securities:
U.S. term deposits	65,150	—	—
U.S. federal bonds	91,573	—	—
Corporate bonds and commercial paper	—	576,171	—
Derivatives:
Foreign exchange forward contracts	—	4,276	—

All cash equivalents and marketable securities mature within one year of the consolidated balance sheet date.

As at December 31, 2016, the Company’s financial instruments, measured at fair value on a recurring basis, were as follows:

	Fair Value Measurements Using
	Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
Corporate bonds and commercial paper	—	9,994	—
Marketable securities:
U.S. term deposits	46,385	—	—
U.S. federal bonds	70,667	—	—
Corporate bonds and commercial paper	—	191,345	—
Derivatives:
Foreign exchange forward contracts	—	(1,818)	—

As at June 30, 2017 the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $133,276 (December 31, 2016 - $104,344), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. There were no transfers between Levels 1, 2 and 3 during the six months ended June 30, 2017 and December 31, 2016.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of June 30, 2017, $4,250 of unrealized gains related to the effective portion of changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive loss and other current assets on the condensed consolidated balance sheet. This amount is expected to be reclassified into earning over the next twelve months. In the three and six months ended June 30, 2017, $557 and $946, respectively, of realized losses (2016 - realized gains of $252 and $582, respectively) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

5.	Merchant Cash Advances Receivable

	June 30, 2017	December 31, 2016
Merchant cash advances ("MCA") receivable, gross	$35,200	$12,924
Allowance for uncollectible MCA receivable	(2,361)	(1,028)
Merchant cash advances receivable, net	$32,839	$11,896

The following table summarizes the activities of the Company’s allowance for uncollectible MCA receivable:

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Allowance for uncollectible MCA receivable, beginning of the period	$1,296	$71	$1,028	$22
Provision for uncollectible MCA receivable	1,330	392	1,922	441
MCA receivable charged off	(265)	—	(589)	—
Allowance for uncollectible MCA receivable, end of the period	$2,361	$463	$2,361	$463

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

6.	Goodwill

The Company’s goodwill was recognized upon the acquisitions of various companies including, but not limited to, Oberlo UAB, which was acquired during the six months ended June 30, 2017, Kit CRM Inc. and Boltmade Inc., both acquired during the year ended December 31, 2016. Goodwill is attributable to the Company’s single reporting unit.
No goodwill impairment was recognized in the six-month period ended June 30, 2017 and for the year ended December 31, 2016.
The changes in the carrying amount of goodwill as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016
	$	$
Balance, beginning of the year	15,504	2,373
Acquisition of Kit CRM Inc.	—	6,929
Acquisition of Boltmade, Inc.	—	5,450
Acquisition of Oberlo UAB	4,813	—
Other Acquisitions	—	752
Balance, end of the period	20,317	15,504

7.	Credit Facility

In the first quarter of 2017, the Company increased its revolving credit facility with Royal Bank of Canada to $8,000 CAD, and added an additional letter of credit. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at June 30, 2017 the effective rate was 3.00%, and no cash amounts have been drawn under this credit facility.

8.	Commitments and Contingencies

Operating Leases

The Company has entered into various non-cancellable operating leases for certain offices with contractual lease periods expiring between 2018 and 2036. Rent expense was $2,556 and $2,020 for the three months ended June 30, 2017 and 2016, respectively; and $5,025 and $3,873 for the six months ended June 30, 2017 and 2016, respectively.

Amounts of minimum future annual rental payments under non-cancellable operating leases in each of the next five years and thereafter are as follows:

Fiscal Year	Amount $
Remainder of 2017	6,195
2018	15,089
2019	23,102
2020	26,689
2021	27,342
Thereafter	244,818
Total future minimum lease payments	343,235

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Litigation and Loss Contingencies

The Company accrues estimates for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

9.	Shareholders’ Equity

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

As at June 30, 2017 there were 6,170,841 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the six months ended June 30, 2017:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2016	9,899,393	9.74	6.78	328,003	—	2,360,817	29.97
Stock options granted	825,824	68.35	—	—	34.04	—	—
Stock options exercised	(2,365,894)	2.93	—	—	—	—	—
Stock options forfeited	(113,012)	26.60	—	—	—	—	—
RSUs granted	—	—	—	—	—	687,543	70.74
RSUs settled	—	—	—	—	—	(430,964)	25.29
RSUs forfeited	—	—	—	—	—	(84,889)	34.36
June 30, 2017	8,246,311	17.33	7.14	573,709	—	2,532,507	41.69

Stock options exercisable as of June 30, 2017	4,475,480	4.16	5.87	370,316
(1) As at June 30, 2017 5,160,249 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, and 3,086,062 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's stock as of June 30, 2017 and December 31, 2016.

The following table illustrates the classification of stock-based compensation expense in the Consolidated Statements of Operations and Comprehensive Loss, which includes both stock-based compensation and restricted share-based compensation expense.

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
Cost of revenues	261	129	475	234
Sales and marketing	2,004	942	3,485	1,506
Research and development	7,255	3,035	13,088	5,066
General and administrative	2,081	980	3,760	1,741
	11,601	5,086	20,808	8,547

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

10.    Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the six months ended June 30, 2017 and 2016:

	Gains and Losses on Cash Flow Hedges (all amounts net of tax)
	Six Months Ended
	June 30, 2017	June 30, 2016
Balance, beginning of the period	$(1,818)	$—

Other comprehensive income before reclassifications	5,122	723
Amounts reclassified from accumulated other comprehensive income (loss)	946	(582)
Other comprehensive income, net of tax	6,068	141
Balance, end of the period	$4,250	$141

11.	Net Loss per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Three months ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Basic and diluted weighted average number of shares outstanding	94,290,538	81,349,248	92,277,895	80,918,872
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,246,311	10,456,015	8,246,311	10,456,015
Restricted share units	2,532,507	1,815,409	2,532,507	1,815,409
Restricted shares	—	6,891	—	6,891
	10,778,818	12,278,315	10,778,818	12,278,315

In the three and six months ended June 30, 2017 and 2016, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

12.	Business Acquisitions

Oberlo UAB

On April 28, 2017, the Company completed the acquisition of Oberlo UAB ("Oberlo"), a company that facilitates product sourcing and dropshipping, based in Vilnius, Lithuania. The Company acquired 100 percent of the outstanding shares of Oberlo in exchange for cash consideration of $17,239. The transaction was

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

accounted for as a business combination. The operations of Oberlo have been consolidated into the Company's results as of the acquisition date.

The following table summarizes the preliminary purchase price allocation of the Oberlo assets acquired and liabilities assumed at the acquisition date:

2017
Amount $
Net closing working capital:
Cash	1,521
Accounts Receivable	1,603
Accounts Payable	(885)
Estimated fair value of identifiable assets acquired:
Acquired technology	11,590
Customer relationships	395
Goodwill	4,813
Deferred tax liability on acquired intangibles	(1,798)
Total purchase price	17,239

The acquired technology, the Oberlo app, was valued at $11,590 and customer relationships were valued at $395 using a discounted cash flow methodology, and are being amortized over 3 and 2 years, respectively. Goodwill from the Oberlo acquisition is primarily attributable to the expected synergies that will result from integrating the Oberlo solution with the Company's platform, and the acquisition of an assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes. The deferred tax liability relates to the taxable difference on the acquired intangible assets which are amortized over 3 and 2 years.

13.	Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current period presentation.